FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica — Financial objectives — Share buy-back program	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES
General Secretary and Secretary
to the Board of Directors
TELEFÓNICA, S.A.
TELEFÓNICA, S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
NOTICE
Madrid, October 13th 2008
In the current environment of high uncertainty and volatility in the stock markets and restrictions in the credit markets, Telefónica:
•	Reiterates all its financial objectives for 2008:

Preliminary results for the third quarter of the year reflect the continuity of the trends recorded in the first six months of the year across main markets, leading the company to remain fully on track to fulfil 2008 guidance, both at Group and regional level.

•	Maintains its sound balance sheet and financial flexibility, with a (net debt+commitments)/OIBDA ratio at the end of the third quarter of 2008 at the bottom of the target range (2x-2.5x):

The Company faces a comfortable debt schedule, with an average debt life of six years. Net financial debt maturities stand at close to 3.8 billion euros for 2009 and at 5.6 billion euros for 2010.

At the end of June 2008 Telefónica’s credit lines stood at 9.5 billion euros, with 6.0 billion euros having long term maturities. Moreover, the Company continues its activity with its Commercial Paper Programmes.

•	Confirms its 2010 financial targets, which imply to reach a EPS[1] of 2.304€ and a FCFS[2] of 2.87€, with double digit CAGRs in both metrics from 2006 reported figures.

Its high diversification of the operations, both across geographies and businesses, its competitive strength in the main markets (number 1 or 2 in these markets) and its integrated management model allow Telefónica to reiterate with confidence the guidance announced for 2010.

[1]	Reported EPS.

[2]	FCF available to remunerate Telefónica SA shareholders, to protect solvency levels and to accommodate strategic flexibility.

•
Announces the extension of its 2008 share buyback program by 50%, implying the acquisition of 50 million own shares until year end, in addition to the 100 million shares already bought since the beginning of the year. The new tranche of the program will be executed immediately:

This announcement confirms the Company’s commitment to prioritize shareholders returns for the use of its Free Cash Flow.

On October 10th the Company completed its 2008 share buyback program, which contemplated the acquisition of 100 million shares until year end.
In conclusion, in the current environment Telefónica confirms its differential profile in a sector that continues offering a significant growth potential.
This document contains statements that constitute forward looking statements of the Company or its management, including statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company.
Such forward looking statements are not guarantees of future performance and involve risks and uncertainties and actual results may differ materially from those in the forward looking statements as a result of various factors.
Analysts and investors are cautioned not to place undue reliance on those forward looking statements which speak only as of the date of this communication. Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this communication including without limitation changes in Telefónica´s business or acquisition strategy or to reflect the occurrence of unanticipated events. Analysts and investors are encouraged to consult the Company’s prospectus as well as periodic filings made with the relevant financial regulatory authorities.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: October 13th, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors